SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2019

Or

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission file number	1-11507

A. Full title of the Plan and the address of the Plan, if different from that of the Issuer named below:

John Wiley & Sons, Inc. Employees’ Savings Plan

B. Name of Issuer of the securities held pursuant to the Plan and the address of its principal executive officer:

John Wiley & Sons, Inc.
111 River Street
Hoboken, New Jersey 07030

John Wiley & Sons, Inc. Employees' Savings Plan
Index to Financial Statements and Schedule

Page No.

Reports of Independent Registered Public Accounting Firms	1-2

Statements of Net Assets Available for Benefits
as of December 31, 2019 and 2018	3

Statement of Changes in Net Assets Available for
Benefits for the Year Ended December 31, 2019	4

Notes to Financial Statements	5-10

Supplemental Schedule:*

Schedule H, Line 4i - Schedule of Assets (Held at End of Year),
as of December 31, 2019	11

* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable. Schedule required by Form 5500.  Those that are not applicable are not included.

Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.
1974 have been omitted because they are not applicable.

Signature	12

Exhibit:

23 Consent of Independent Registered Public Accounting Firm	13

24 Consent of Prior Auditors	14

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of the
John Wiley & Sons, Inc. Employees’ Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the John Wiley & Sons, Inc. Employees’ Savings Plan (the “Plan”) as of December 31, 2019, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud.  Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the Plan’s financial statements as a whole.

/s/ WithumSmith+Brown, PC

We have served as the auditor of the Plan since 2019.

Whippany, New Jersey
June 29, 2020

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator
John Wiley & Sons, Inc. Employees’ Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the John Wiley & Sons, Inc. Employees’ Savings Plan (the Plan) as of December 31, 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Plan’s auditor from 2002 to 2019
New York, New York
June 27, 2019

John Wiley & Sons, Inc. Employees' Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2019 and 2018

Assets:	2019	2018
Investments at fair value (note 3):

Mutual funds	$490,314,152	$389,128,710

Wiley stock fund	-	7,699,689

Investments at fair value	490,314,152	396,828,399

Notes receivable from participants	3,461,670	3,213,904

Employer contributions receivable	111,620	124,697

Net assets available for benefits	$493,887,442	$400,167,000

See accompanying notes to the financial statements.

John Wiley & Sons, Inc. Employees' Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2019

Changes to net assets attributed to:

Net appreciation in fair value of investments	$75,751,023
Interest and dividend income	16,423,051
Net investment income	92,174,074

Interest on notes receivable from participants	148,718

Contributions:
Participant	18,161,107
Rollover	4,172,671
Employer	9,469,922
Total contributions	31,803,700

Distributions to participants	(30,279,615)
Administrative expenses	(126,435)

Net increase	93,720,442

Net assets available for benefits, beginning of year	400,167,000

Net assets available for benefits, end of year	$493,887,442

See accompanying notes to the financial statements.

John Wiley & Sons, Inc. Employees' Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

(1)	Description of the Plan
The following represents only the major provisions of the John Wiley & Sons, Inc. Employees’ Savings Plan (the “Plan”), as amended, and is presented to assist in understanding the Plan’s financial statements. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.
(a)	General
The Plan is a defined contribution plan that covers employees of John Wiley & Sons, Inc. and Affiliated Companies (the Company or Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
(b)	Administration
The Benefits Administration Board of John Wiley & Sons, Inc., (the Plan Administrator) administers the Plan. The Company’s Board of Directors appoints the members of the Benefits Administration Board.
Vanguard Fiduciary Trust Company (VFTC or Trustee) holds the Plan’s assets in trust and is also the Plan’s record keeper.
The custodian of the Plan’s assets is an affiliate of VFTC.
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Expenses of the investment funds, including investment management, audit, and operating expenses are paid by those funds and included in net earnings of the funds. Administrative expenses paid by the participant include annual loan administrative fees and managed account fees for those participants whom elect the service.
(c)	Eligibility and Vesting
For purposes of Plan participation, eligible colleagues are full-time and part-time employees of Wiley who are subject to U.S. income taxation.  Colleagues who are not eligible include leased employees, employees compensated solely on a piece-work basis, employees covered under a collective bargaining agreement that does not provide for Plan participation, consultants, employees paid by a third party, bona fide residents of Puerto Rico and independent contractors.  Each employee becomes eligible to participate as soon as practicable following three months of service.  All Company contributions plus actual earnings thereon are 100% immediately vested for participants employed on and after January 1, 2014. A participant’s contributions plus actual earnings thereon are fully vested and nonforfeitable at all times.
(d)	Contributions
A participant may designate between 2% and 50% of his or her base salary, bonus, incentive pay, and overtime (“Eligible Compensation”), on a pre tax basis (or up to 25% on an after tax basis), to be invested in funds available to them and chosen by the participant. Unless an eligible employee elects otherwise, he or she will be automatically enrolled in the Plan, with pre tax contributions at 4% of Eligible Compensation, with any such contributions invested in an age appropriate Vanguard Target Retirement Fund, subject to 1% automatic increases each July until the participant’s contribution rate equals 10% or the participant elects otherwise.
Subject to certain limitations prescribed by the Internal Revenue Service (“IRS”), the Company contributes an amount equal to 25% of each participant’s contribution up to 6% of Eligible Compensation, whether they’re pre-tax, after-tax or catch-up contributions. Additionally, the Company contributes a nonelective basic retirement contribution equal to 3% of a participant’s Eligible Compensation. The participant does not need to contribute to the Plan to receive this contribution. The basic 3% contribution and the matching contribution are made bimonthly to coincide with payroll. The Board of Directors has the option to declare an annual discretionary contribution following the end of each of the Company’s fiscal years. There were no discretionary Company contributions made in 2019 or 2018.

John Wiley & Sons, Inc. Employees' Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

No more than 50% of a participant’s Eligible Compensation can be a deferred cash contribution, which represents a reduction in the participant’s Eligible Compensation and therefore is tax deferred. The pre tax contribution of a participant under the age of 50 cannot exceed an amount set annually by the IRS, which in 2019 amounted to $19,000. Subject to certain limitations prescribed by the IRS, participants over 50 years of age can make “catch up” contributions. In 2019, participants over 50 years of age could contribute a maximum of $25,000, including $6,000 as “catch up” contributions over and above the IRS maximum deferral.
(e)	Forfeitures
Participants who are not fully vested at the time they terminate their employment forfeit the nonvested portion of their account at the time of termination. However, the nonvested amount will be restored to the participant’s account if the participant is re-employed within 5 years. The amounts forfeited are used to reduce the Company’s matching and basic retirement contributions, excluding all other sources. No forfeitures were used to reduce Company contributions for the year ended December 31, 2019. There were $4,697 and $633 of forfeitures available to reduce future Company contributions at December 31, 2019 and 2018, respectively.
(f)	Investment of Contributions
Participants can invest their contributions in 1% multiples among any combination of 24 available investment options, which include a choice of mutual funds. If a participant fails to make an investment election, their contributions, including any Company contributions, shall be invested in an age appropriate Vanguard Target Retirement Fund.
Participants are permitted to change the allocation of their contributions daily. Subject to certain limitations imposed by VFTC, a participant can transfer existing fund balances to other investment options daily.
(g)	Payment of Benefits
A withdrawal by participants of their account balance is permitted when the participant reaches age 59‑1/2, proves financial hardship or terminates his or her employment. Withdrawals of after‑tax contributions can be made as often as twice each calendar year.
(h)	Participant Accounts
Each participant’s account is credited with the participant’s contributions, allocations of the Company, and Plan earnings, and charged with the participant’s withdrawals, Plan losses and an allocation of administrative expenses. Allocations are based on participant contributions, account balances, or compensation, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
(i)	Termination of Employment
Upon termination of employment, a participant has the option of receiving the vested balance in his or her account as an immediate or deferred lump sum, in installments, or by a direct “roll over” into an individual retirement account or another qualified plan. If the participant’s balance is at least $5,000, it may be left in the Plan through April 1 of the year following in which the participant reaches age 70 1/2. Terminated participants who elect to leave their account balance in the Plan retain the same rights to transfer balances between investment funds as active participants.

John Wiley & Sons, Inc. Employees' Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

Participants may elect to receive a lump sum cash payment or annual installments. Installment payouts may range from two to twenty years and may be elected by any participant who has terminated from employment with an account balance of at least $5,000, regardless of his or her age or years of service. The installment payments are made in approximately equal amounts, and each includes income credited to the participant’s account balance before the installment amount is calculated. In addition, a life expectancy installment option is available.
(j)	Notes Receivable from Participants
Participants may borrow from the vested portion of their account, and then repay the loan with interest through payroll deductions. The interest rates on loans outstanding ranged from 3.25% to 6.50% and 3.25% to 6.25% at December 31, 2019 and 2018, respectively. The length of such loans is generally 5 years but loans to purchase a primary residence may be up to 20 years in length. Loans are limited to a minimum of $1,000 and a maximum of the lesser of 50% of the participant’s vested balance, or $50,000 reduced by any outstanding loans. The amounts due from participants under the loan provisions of the Plan, including accrued interest, are shown in the accompanying financial statements. Participant loans are carried at cost plus accrued, unpaid interest. Discretionary employer contributions, employer nonelective basic contributions and their related earnings shall not be available for a loan under any circumstances.  In the event that a loan payment is missed, the participant will have until the next calendar quarter to make the payment before the loan will default.

(2)	Summary of Significant Accounting Policies
(a)	Method of Accounting
The books and records of the Plan are maintained on an accrual basis.
(b)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.
(c)	Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices. The Company stock fund is valued at its year end unit closing price (comprised of year end market price of Company stock plus any cash). On February 1, 2019, the John Wiley & Sons, Inc. Common Stock Fund was closed to new contributions and investments in the Plan.  Participants were given the option to redirect contributions to this Fund to any other investment option within the Plan.  In July 2019, any existing balances in this Fund were moved to the Target Retirement Fund associated with the participant’s retirement date.  The Plan’s investments have no significant restrictive redemption provisions.
Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes realized gains and losses on investments bought and sold and the change in appreciation (depreciation) from one period to the next.
(d)	Payment of Benefits
Benefits are recorded when paid.

John Wiley & Sons, Inc. Employees' Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

(e)	Recent Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, (ASU 2018-13)," which removes certain disclosures, modifies certain disclosures and added additional disclosures. ASU 2018-13 is effective for all entities for fiscal years beginning after December 15, 2019. Upon issuance of ASU 2018-13, early adoption permitted for the entire standard or only for the requirements that eliminate or modify disclosures. Certain requirements of the standard should be applied prospectively, while others are required to be adopted retrospectively.  Adoption of ASU 2018-13 will not have a material impact on the Plan's financial statements.
(3)	Fair Value Measurements
U.S. GAAP establishes a framework for measuring fair value which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. U.S. GAAP defines fair value as, “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under U.S. GAAP are described below:
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value.
Mutual funds: Valued at quoted market prices in an exchange and active market.

John Wiley & Sons, Inc. Employees' Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

Wiley stock fund: Consists of a small amount of cash and John Wiley & Sons, Inc. Class A stock. The Class A stock is valued at the closing price reported on the active market on which the individual securities are traded. On February 1, 2019, the Fund was closed to new contributions and investments in the Plan. Effective July 30, 2019, any remaining money in the Wiley stock fund was moved automatically to the Vanguard Institutional Target Retirement Fund with the target date closest to the year the participant would reach age 65.
There have been no changes in the methodologies used as of December 31, 2019 and 2018 and there were no transfers between levels for the years ended December 31, 2019 or 2018. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2019 and 2018.
	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total

Mutual funds	$490,314,152	-	-	$490,314,152
Total investments at fair value	$490,314,152	-	-	$490,314,152

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total

Mutual funds	$389,128,710	-	-	$389,128,710
Wiley stock fund	7,699,689	-	-	7,699,689
Total investments at fair value	$396,828,399	-	-	$396,828,399

The Plan did not hold any investments categorized as Level 2 or Level 3 as of December 31, 2019 and 2018.

John Wiley & Sons, Inc. Employees' Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

(4)	Tax Status
On March 26, 2014 the Plan received a favorable determination letter from the IRS, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Code and therefore are exempt from federal income taxes.  The Plan has been amended since the issuance of the IRS determination letter in accordance with the IRS requirements.  In the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan document and remain qualified under the applicable provisions of the Code.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or derecognize an asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or derecognition of an asset) or disclosure in the financial statements.
The IRS is one of the primary oversight bodies of the Plan. The IRS generally has the ability to examine the Plan’s activities for three prior years. Currently there is no tax examination in progress.
(5)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.
(6)	Risk and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. As a result, changes in the value of investment securities could materially affect the amounts reported in the statements of net assets available for benefits. The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant directed fund elections. Additionally, the investments within each participant directed fund election are further diversified into varied financial instruments, with the exception of the investments in the Wiley stock fund, which represented approximately 2% of net assets at December 31, 2018.
Plan investments include a variety of investments that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.
(7)	Related Party Transactions
Certain of the Plan’s investments consist of notes receivable from participants, shares of mutual funds managed by an affiliate of VFTC and the Wiley stock fund. VFTC acts as Trustee for the Plan. Transactions in such investments qualify as party in interest transactions that are exempt from the prohibited transaction rules.
(8)	Subsequent Events
The 2019 novel coronavirus (or “COVID-19”) has adversely affected, and may continue to adversely affect economic activity globally, nationally and locally. Following the COVID-19 outbreak in March 2020, the values of investment securities have declined significantly. These economic and market conditions and other effects of the COVID-19 outbreak may continue to adversely affect the Plan.  The extent of the adverse impact of the COVID-19 outbreak on the Plan’s participants’ account balances and the amounts reported in the 2019 Statement of Net Assets Available for Benefits cannot be predicted at this time.

Supplemental Schedule

John Wiley & Sons, Inc. Employees' Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2019

EIN: 13-5593032
Plan Number: 002

	Identity of Issuer	Description of Investment	Shares/Units	Current Value
*	Vanguard Institutional Index Fund	Registered Investment Company	267,539	$77,647,825
*	Vanguard Wellington Fund	Registered Investment Company	675,467	50,599,219
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	1,269,471	33,234,742
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	2,858,467	31,586,065
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	1,225,247	31,243,810
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	606,360	29,554,006
*	Vanguard Explorer Fund	Registered Investment Company	259,346	25,211,054
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	851,180	22,028,539
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	865,705	21,746,520
*	Vanguard International Growth Fund	Registered Investment Company	207,975	21,377,775
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	856,768	21,187,883
*	Vanguard Federal Money Market Fund	Registered Investment Company	20,369,882	20,369,882
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	687,300	18,020,998
*	Vanguard U.S. Growth Fund Admiral	Registered Investment Company	154,798	17,246,093
*	Vanguard Windsor II Fund	Registered Investment Company	260,846	16,850,626
*	Vanguard Total International Stock Index Fund	Registered Investment Company	121,169	14,476,074
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	566,887	13,667,640
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	289,601	7,622,291
*	Vanguard Small-Cap Index Fund	Registered Investment Company	75,635	6,003,152
*	Vanguard Target Retirement Income Fund	Registered Investment Company	176,136	3,984,190
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	163,227	3,752,582
	Metropolitan West Total Return Bond Fund	Registered Investment Company	147,610	1,518,911
*	Vanguard Target Retirement 2060 Fund	Registered Investment Company	52,253	1,377,383
*	Vanguard Target Retirement 2065 Fund	Registered Investment Company	286	6,892

	Total Mutual Funds			490,314,152
*	Notes receivable from participants	350 Loans to participants with interest rates from 3.25% to 6.5% and maturity dates from 2020 to 2042		3,461,670
	Total			$493,775,822

* - Indicates a party-in-interest to the Plan

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Board of John Wiley & Sons, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

John Wiley & Sons, Inc.
Employees’ Savings Plan
(Registrant)

By:	/s/ Kevin Monaco
Kevin Monaco
Senior Vice President and Treasurer
Benefits Administration Board Member

Dated: June 29, 2020

Exhibit 23

Consent of Independent Registered Public Accounting Firm

To the Plan Administrator,
John Wiley & Sons, Inc. Employees’ Savings Plan:

We consent to the incorporation by reference in Registration Statement No. 33-62605 of John Wiley & Sons, Inc. on Form S-8 of our report dated June 29, 2020, appearing in this Annual Report on Form 11-K relating to the financial statements and supplemental schedule of the John Wiley & Sons, Inc. Employees’ Savings Plan as of and for the year ended December 31, 2019.

/s/ WithumSmith+Brown, PC

Whippany, New Jersey
June 29, 2020

Exhibit 24

Consent of Independent Registered Public Accounting Firm

To the Plan Administrator of the
John Wiley & Sons, Inc. Employees' Savings Plan

We consent to the incorporation by reference in the registration statement (No. 33-62605) on Form S-8 of John Wiley & Sons, Inc. of our report dated June 27, 2019, with respect to the statement of net assets available for benefits of the John Wiley & Sons, Inc. Employees' Savings Plan as of December 31, 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes, which report appears in the December 31, 2019 annual report on Form 11-K of the John Wiley & Sons, Inc. Employees' Savings Plan.
/s/ KPMG LLP

New York, New York
June 29, 2020